FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, August 5, 2019

Ger. Gen. No. 65 /2019

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you of the following in the attached Significant Event in relation to Enel Américas S.A. (“Enel Américas”):

On August 2, 2019, Enel Américas subscribed and paid a capital increase in its subsidiary Enel Brasil S.A. ("Enel Brasil") for a total amount of BRL 9,475,000,000, equivalent to approximately US$ 2,516,266,100, making possible Enel Brasil’s payment of the short-term loans granted to said company by financiers, in order to pay the debt that Enel Brasil maintained with Enel Finance International N.V. With this operation, one of the funding uses of the capital increase approved by the Extraordinary Shareholders' Meeting held on April 30, 2019, has been met.

With the payment of Enel Brasil's debt, the company’s financial burden is now considerably alleviated, which means lower financial spending and, therefore, greater profit and improvement in cash flows, both in Enel Brasil and at the consolidated level of Enel Américas.

Yours truly,

Aurelio Bustilho de Oliveira

Chief Financial Officer

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

   Representante de Tenedores de Bonos Locales (Local Bondholders Representative)

   Comisión Clasificadora de Riesgo (Risk Classification Commission)

Depósito Central de Valores SA (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: August 6, 2019